Aurora *Platinum Corp.*

PO Box 10102
1650—701 W Georgia St
Vancouver, BC
Canada V7Y 1C6

T 604 687 7778 F 604 688 5175
E info@auroraplatinum.com
www.auroraplatinum.com

RECEIVED
2004 JUL 15 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035553

BY MAIL

July 7, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Aurora Platinum Corp. (the "Company") - File 82-34760

Enclosed please find the Company's documents disseminated during the month of June 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Aurora Platinum Corp.

Susy H. Horna

Susy H. Horna
Executive Legal Assistant

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

B

dlw 7/16

Aurora *Platinum Corp.*

PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6

T 604 687 7778 F 604 688 5175
E info@auroraplatinum.com
www.auroraplatinum.com

News *Release*

AURORA PLATINUM CORP.
NOW A BRITISH COLUMBIA CORPORATION

June 30, 2004

Vancouver, BC – **Aurora Platinum Corp. (ARP-TSXV)** announced that it has completed the continuation of its jurisdiction of incorporation from the Yukon Territory into British Columbia under the *Business Corporation's Act* (British Columbia) and has adopted new articles.

The continuation is not a reorganization, amalgamation or merger and will not alter shareholdings of the Company's shareholders.

-30-

For further information please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Aurora Platinum Corp.

PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6

T 604 687 7778 F 604 688 5175
E info@auroraplatinum.com
www.auroraplatinum.com

News Release

AURORA PLATINUM CORP. ADOPTS A ROLLING STOCK OPTION PLAN AND GRANTS STOCK OPTIONS

June 16, 2004

Vancouver, BC – **Aurora Platinum Corp. (ARP-TSXV)** announced that it has received TSX Venture Exchange acceptance of the Company's rolling stock option plan, which was approved by shareholders at the Company's recent Annual and Special Meeting.

Pursuant to the stock option plan, the Company's board of directors has granted incentive stock options to purchase 165,000 shares to two directors and one officer of the Company. The options are exercisable at a price of $1.48 per share for a period of five years.

Shareholders also approved the Company continuing from the Yukon Territory to British Columbia under the *Business Corporations Act* (British Columbia). The Company will disseminate a news release when the continuation becomes effective.

-30-

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Aurora *Platinum Corp.*

PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6

T 604 687 7778 F 604 688 5175
E info@auroraplatinum.com
www.auroraplatinum.com

News *Release*

AURORA PLATINUM CORP.
EXPLORATION DRILLING UPDATE
NICKEL LAKE ZONE, FOY OFFSET PROPERTY
SUDBURY, ONTARIO

June 14, 2004

Vancouver, BC - **Aurora Platinum Corp. (ARP-TSXV)** announced today the assay results of its recent exploration drilling program on the Nickel Lake Zone, Foy Offset, Sudbury, Ontario, part of its Nickel Lake Option/JV with Inco Limited. Hole NI-25 intersected a 40.7 metre section (from 787.1 metres to 827.8 metres; estimated true width of 22 metres) of intermittent semi-massive sulphide with localized massive sulphide patches. **Length-weighted average assay results for the 40.7 metre interval returned values of 0.77% Ni, 0.87% Cu, and 425 ppb Pt + Pd + Au, including a 10.6 metre interval of 1.03% Ni, 0.78% Cu, and 537 ppb Pt + Pd + Au, and a 4.7 metre interval of 1.34% Ni, 0.53% Cu, and 613 ppb Pt + Pd + Au.** Mineralization consists of typical Sudbury Offset-type inclusion bearing sulphides.

Hole NI-25 was designed to intersect an off-hole highly conductive (6,000 Siemens) BHUTEM-4 response modeled to be 10 to 15 metres east of hole NI-24 at a downhole depth of 790 metres. This intersection verifies the conductive body as typical Sudbury Offset-type inclusion bearing sulphide mineralization. Hole NI-25a, a wedge hole drilled off and below NI-25, is nearing completion and has intersected the mineralized zone approximately 60 metres down dip, below the NI-25 intersection. Drilling and borehole electromagnetic surveys to date (NI-21, NI-22, NI-23, NI-24, NI-25, NI-25a) have established a conductive trend along the hanging wall of the dyke that extends for approximately 100 metres in strike and 400 metres in depth, but remains open in all directions. Holes NI-21, NI-22, NI-25 and NI-25a have all intersected the modeled conductor and confirm the presence of sulphides over a vertical extent of 305 metres.

Wedge hole NI-25a was drilled to undercut the semi-massive sulphide intersection of NI-25 and to probe the constriction of the Foy Offset Dyke caused by the inflexion or flattening of the dyke's footwall (changes in dyke geometry are considered favourable sites for sulphide deposition in the Sudbury Camp). The borehole was also designed to test the bottom portion of the strongly conductive, off-hole BHUTEM response detected within NI-24.

NI-25a intersected the hangingwall contact of the Foy Offset Dyke at 803.49 metres and the footwall contact at approximately 987 metres. **Approximately 183 metres of disseminated, blebby, pyrrhotite and localized blebby chalcopyrite are reported, averaging approximately 3% total sulphide. Included within this larger intersection is a 9.6 metre interval of semi-massive to massive sulphide (approximately 15% total sulphide).** Once drilling is completed on NI-25a, a borehole UTEM survey will be carried out and the results modeled in preparation for additional drilling. Assays for NI-25a will be released when received.

The Nickel Lake Option/JV Property (five patented mining claims totaling 71 hectares) lies 30 kilometres northwest of the city of Sudbury, Ontario, approximately 1.3 kilometres west-northwest of the North Range (Main Mass contact) of the Sudbury Igneous Complex. The property covers 1.4 kilometres of the west-north-west trending Foy Offset Dyke, hosts numerous Ni-Cu-PGM sulphide showings and lies approximately 250 metres northwest of Inco's Nickel Lake Ni-Cu-PGM (WD-150) deposit.

...more

Drilling in 2003 - 2004 focused on following up on the high-grade intersection reported from hole NI-15 (see News Release dated February 12, 2003), in which a zone of massive sulphide from surface to 17.87 metres grading 1.69% nickel, 0.43% copper, 0.07% cobalt, 0.23 grams per tonne gold, 0.64 grams per tonne platinum and 0.88 grams per tonne palladium was intersected.

Quality Control

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. Half of the drill core is sampled for analysis and the remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario. Samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns. Pulps are then shipped to Chemex's laboratory in Vancouver, BC for analyses. This ISO 9001:2000 registered laboratory is preparing for ISO 17025 certification.

Silver, copper, lead, nickel and cobalt are digested in a partial extraction and analyzed by atomic absorption. For values greater than 10,000 ppm, a total digestion with atomic absorption finish is undertaken. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. Gravimetric analysis is done for values greater than 1,000 ppb. In addition to ALS Chemex standard quality assurance procedures, Aurora submits field duplicates, blank samples, and analytical standards every one in 40 samples.

The Nickel Lake Option/JV Property is being supervised by Yves Clement (P.Geo), the Qualified Person for this project.

Aurora Platinum Corp. is actively exploring for Ni-Cu-PGM deposits in Ontario and Québec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Québec and the Nickel Lake Project in the Sudbury District. Aurora is also aggressively exploring a number of 100% owned properties in northwestern Ontario and in Québec.

-30-

For more information please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corp. Dev.
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Dr. Michael J. Byron, VP Exploration
Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701
E-mail: mbyron@auroraplatinum.com
www.auroraplatinum.com